UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

or

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                      to                     .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.
401(K) PROFIT SHARING PLAN

(Full title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan

and address of its principal executive office)

SINCLAIR BROADCAST GROUP, INC.

401(K) PROFIT SHARING PLAN

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2001 with Report of Independent Auditors

Sinclair Broadcast Group, Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2001

Report of Independent Auditors

To the administrative committee of the

Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements for the year ended December 31, 2000 were audited by other auditors, whose report dated June 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland

June 24, 2002

Legend for Audit Opinion

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000.  This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K.  See exhibit 23.2 for further discussion.

Report of independent public accountants

To the Trustees of Sinclair Broadcast Group, Inc.

401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Baltimore, Maryland

June 15, 2001

Sinclair Broadcast Group, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments	$50,530,807	$54,135,461

Receivables:
Employer contributions	1,481,183	1,446,887
Net assets available for benefits	$52,011,990	$55,582,348

See accompanying notes.

Sinclair Broadcast Group, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2001	2000
Additions
Contributions:
Employee	$6,134,101	$6,518,987
Employer	1,481,183	1,446,887
Rollover	225,651	759,088

Investment income (loss):
Interest and dividends	812,039	6,165,931
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments	(5,374,651)	(12,812,133)
Total additions	3,278,323	2,078,760

Deductions
Benefit payments	6,841,793	10,329,256
Administrative expenses	6,888	6,725
Total deductions	6,848,681	10,335,981

Net decrease	(3,570,358)	(8,257,221)

Net assets available for benefits:
Beginning of year	55,582,348	63,839,569
End of year	$52,011,990	$55,582,348

See accompanying notes.

Sinclair Broadcast Group, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements and Schedule

Year ended December 31, 2001

1. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc. (the Company).

Investments

Investments are reported at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. As of December 31, 2001 and 2000, all investments of the Plan were held by Legg Mason Trust, fsb (the Trustee), with the exception of the Sinclair Broadcast Group, Inc. Common Stock, which is held by Wells Fargo Institutional Trust & Custody, and are invested with Legg Mason Wood Walker Incorporated (Legg Mason), Putnam investments and Van Kampen investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments are recorded when paid.

2. Plan Description

General

The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan (the Plan) was adopted on January 1, 1988. The Plan was amended and restated effective October 1, 1999. The Plan is a participatory defined contribution plan covering substantially all employees of the Company. An employee is eligible to participate in the Plan upon attaining 21 years of age and having completed one year of service with at least 1,000 hours worked. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 23% of their base pay. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and their pro rata share of earnings on invested assets of the trust funds. The Company’s contribution for all participating employees is equal to 50% of the employees’ contributions up to a maximum of 4% of their base pay. Contributions to the Plan are invested in the available investment options in accordance with the participants’ election. A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances, but unless the member is fully vested, as defined, they must forfeit the current value of the employer’s contribution to their account.  In accordance with the terms of the Plan, such forfeitures are applied to reduce future contributions required of the employer.Participants are fully vested in their contribution to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in all other amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service.  The forfeitures of nonvested participants who have terminated employment are used to reduce future Company contributions.

Unallocated forfeitures relating to the Plan approximated $96,000 and $114,000 as of December 31, 2001 and 2000, respectively.

The December 31, 2001 and 2000 employer contributions include a receivable that was funded subsequent to the Plan’s year-end with the Company’s common stock. The Company may also make additional discretionary contributions each year. There were no additional discretionary contributions during 2001 or 2000.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options. Employer contributions are invested in Sinclair Broadcast Group, Inc. common stock, but may be redirected by participants to other fund options immediately.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime, (b) the purchase of a life annuity, (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution, or (d) a lump sum distribution. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Loans

Participants have the option to borrow from the vested portion of their account.  The maximum loan permitted is the lesser of (1) $50,000 or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. Investments

During 2001 and 2000, the Plan’s investments, (including investments purchased, sold as well as held during the year) depreciated in aggregate fair value by $5,374,651 and $12,812,133 as follows:

	Year ended December 31
	2001	2000
Net realized and unrealized depreciation in aggregate fair value:
Mutual Funds	$(5,478,809)	$(12,698,984)
Sinclair Broadcast Group, Inc. Common Stock	104,158	(113,149)
	$(5,374,651)	$(12,812,133)

The following presents individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2001 and 2000:

	December 31
	2001	2000
Legg Mason American Leading Companies Trust (formerly Legg Mason Total Return Trust)	$4,293,414	$4,026,210
Legg Mason Special Investment Trust	8,972,385	9,058,854
Legg Mason Value Trust	11,912,220	13,450,022
Putnam International Growth Fund	5,214,534	6,684,076
Putnam New Opportunities Fund	—	9,279,096
Van Kampen Emerging Growth Fund	6,394,022	—
Sinclair Broadcast Group, Inc. Common Stock	3,223,490	—

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 26, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the plan has been amended since March 26, 1996, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2001	2000
Net assets available for benefits per the financial statements	$52,011,990	$55,582,348
Less employer receivables	(1,481,183)	(1,446,887)
Plus— other	—	4
Net assets available for plan benefits per Form 5500	$50,530,807	$54,135,465

The following is a reconciliation of employer contributions per the financial statements to the Form 5500:

	Year ended December 31
	2001	2000
Employer contributions per financial statements	$1,481,183	$1,446,887
Less employer contributions receivable at end of year	(1,481,183)	(1,446,887)
Add employer contributions receivable at beginning of year	1,446,887	1,437,635
Add other	—	4,056
Employer contributions per Form 5500	$1,446,887	$1,441,691

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a cash basis.

Supplemental Schedule

Sinclair Broadcast Group, Inc.

401(k) Profit Sharing Plan

EIN: 52-1494660 Plan # 001

Schedule of Assets Held (At End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

Investments:
Franklin Templeton Small-Mid Cap Growth Fund	7,733 shares		$241,043
Legg Mason American Leading Companies Trust	232,198 shares		4,293,414
Legg Mason High Yield Portfolio	242,710 shares		2,237,791
Legg Mason Investment Grade Income Portfolio	213,956 shares		2,160,960
Legg Mason Opportunity Trust	38,521shares		377,503
Legg Mason Special Investment Trust	266,006 shares		8,972,385
Legg Mason U.S. Government Intermediate Term Portfolio	125,569 shares		1,295,874
Legg Mason Government Money Market	2,236,670 shares		2,236,670
Legg Mason Value Trust	237,959 shares		11,912,220
Putnam International Growth Fund	263,095 shares		5,214,534
Van Kampen Emerging Growth Fund	151,087 shares		6,394,022
Van Kampen Growth and Income Trust	5,706 shares		97,068
Sinclair Broadcast Group, Inc. Common Stock	347,963 shares		3,223,490

Cash equivalents			95,980
Loans to participants	6.00 to 10.50%		1,777,853
Total investments			$50,530,807

** Historical cost has not been presented, as all investments are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.

	By:	/s/ David B. Amy
Dated: June 26, 2002
	Name:	David B. Amy
	Title:	Executive Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Independent Public Accountants

23.2	Notice Regarding Consent of Arthur Andersen LLP